UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)

21VIANET GROUP, INC.
(Name of Issuer)

American Depositary Shares, each representing six Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

90138A996
(CUSIP Number)

Jonathan Selvadoray

Temasek International Pte. Ltd.

60B Orchard Road, #06-18 Tower 2

The Atrium@Orchard

Singapore  238891

Telephone: +65 6828 2442

With Copies to:

Miranda So

Davis Polk & Wardwell

Hong Kong Club Building

3A Chater Road

Central, Hong Kong

Telephone: + 852 2533 3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A996

1.	Names of Reporting Persons. Esta Investments Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.13% of the Class A ordinary shares[1]
14.	Type of Reporting Person (See Instructions) CO

__________________

1 Represents approximately 2.89% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.69% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 492,608,544 Class A ordinary shares and 174,649,638 Class B ordinary shares outstanding as of June 2, 2016 as calculated based on the Issuer’s Form 20-F filed April 12, 2016 (reporting 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares outstanding as of April 12, 2016) and Form 6-K filed August 1, 2016 (reporting the issuance of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares on June 2, 2016).

CUSIP No.	90138A996

1.	Names of Reporting Persons. Tembusu Capital Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.13% of the Class A ordinary shares[2]
14.	Type of Reporting Person (See Instructions) CO

___________________

2 Represents approximately 2.89% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.69% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 492,608,544 Class A ordinary shares and 174,649,638 Class B ordinary shares outstanding as of June 2, 2016 as calculated based on the Issuer’s Form 20-F filed April 12, 2016 (reporting 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares outstanding as of April 12, 2016) and Form 6-K filed August 1, 2016 (reporting the issuance of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares on June 2, 2016).

CUSIP No.	90138A996

1.	Names of Reporting Persons. Temasek Holdings (Private) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,668,022 Class A ordinary shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,668,022 Class A ordinary shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,668,022 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Approximately 13.13% of the Class A ordinary shares[3]
14.	Type of Reporting Person (See Instructions) CO

___________________

3 Represents approximately 2.89% of the voting power of the ordinary shares of the Issuer. Represents approximately 9.69% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class B ordinary shares into Class A ordinary shares. Based on 492,608,544 Class A ordinary shares and 174,649,638 Class B ordinary shares outstanding as of June 2, 2016 as calculated based on the Issuer’s Form 20-F filed April 12, 2016 (reporting 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares outstanding as of April 12, 2016) and Form 6-K filed August 1, 2016 (reporting the issuance of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares on June 2, 2016).

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on October 25, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated December 2, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated January 16, 2015 (“Amendment No. 2”) and Amendment No. 3 thereto dated January 29, 2015 (“Amendment No. 3” and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, this Amendment No. 4 and the Original Schedule 13D, the “Statement”), and is being filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”, together with Esta and Tembusu, the “Reporting Persons”) in respect of the American Depositary Shares (the “ADSs”), each representing six Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”), of 21Vianet Group, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”), with its principal executive office located at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

This Amendment No. 4 is being filed by the Reporting Persons to report changes in their percentage interest in the Issuer’s Class A Ordinary Shares based solely on changes in the number of Class A Ordinary Shares outstanding.

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3.

Item 2. Identity and Background

Item 2 of the Statement (including Schedule A attached thereto) is hereby amended and restated in its entirety as follows:

This Schedule 13D is jointly filed on behalf of Esta Investments Pte. Ltd., a company incorporated under the laws of Singapore (“Esta”), Tembusu Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tembusu”), and Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek Holdings”). The principal business address of each of Esta, Tembusu and Temasek Holdings is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore, 238891. The principal business of each of Esta, Tembusu and Temasek Holdings is investment holding.

Esta is a wholly-owned subsidiary of Tembusu, which is in turn a wholly-owned subsidiary of Temasek Holdings.

The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference.

Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information set forth or incorporated in Items 2, 3 and 4 herein is incorporated herein by reference.

(a) — (b)

Esta is the beneficial owner of 64,668,022 Class A Ordinary Shares (in the form of 10,778,004 ADSs), representing approximately 13.13% of the outstanding Class A Ordinary Shares, 9.69% of all ordinary shares and approximately 2.89% of the voting power of the ordinary shares of the Issuer. Esta has shared power over the voting and disposition of such Class A Ordinary Shares. The foregoing is based on 492,608,544 Class A ordinary shares and 174,649,638 Class B ordinary shares outstanding as of June 2, 2016 as calculated based on the Issuer’s Form 20-F filed April 12, 2016 (reporting 460,611,670 Class A ordinary shares and 63,596,248 Class B ordinary shares outstanding as of April 12, 2016) and Form 6-K filed August 1, 2016 (reporting the issuance of 31,996,874 Class A ordinary shares and 111,053,390 Class B ordinary shares on June 2, 2016). Class A Ordinary Shares hold one vote per share and Class B ordinary shares hold ten votes per share.

Tembusu, through its ownership of Esta, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Esta.

Temasek Holdings, through its ownership of Tembusu, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by Tembusu and Esta.

(c) There have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016

ESTA INVESTMENTS PTE. LTD.
By:	/s/ Ang Peng Huat
Name: Ang Peng Huat
Title: Authorised Signatory

TEMBUSU CAPITAL PTE. LTD.
By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

TEMASEK HOLDINGS (PRIVATE) LIMITED
By:	/s/ Choo Soo Shen Christina
Name: Choo Soo Shen Christina
Title: Authorised Signatory

SCHEDULE A

The name, business address and present principal occupation of each director and executive officer of the Reporting Persons is set forth below.

Esta Investments Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Ray Parangam c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Director – Organisation and People	Indian Citizen
Director	Yap Zhi Liang c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Director – Legal & Regulatory	Singapore Citizen

Tembusu Capital Pte. Ltd.

Position	Name and Business Address	Present Principal Occupation	Citizenship
Director	Cheong Kok Tim c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Managing Director – Legal & Regulatory	Singapore Citizen
Director	Goh Bee Kheng c/o 60B Orchard Road #06-18, Tower 2 The Atrium@Orchard Singapore 238891	Managing Director – Finance	Singapore Citizen

Temasek Holdings (Private) Limited

Position	Name and Business Address	Present Principal Occupation	Citizenship
Chairman & Director	Lim Boon Heng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Chairman Temasek Holdings (Private) Limited	Singapore Citizen
Deputy Chairman & Director	Cheng Wai Keung 3 Killiney Road #10-01 Winsland House 1 Singapore 239519	Chairman and Managing Director Wing Tai Holdings Limited	Singapore Citizen
Director	Kua Hong Pak 205 Braddell Road, East Wing 7th Floor Singapore 579701	Managing Director and Group CEO ComfortDelGro Corporation Limited	Singapore Citizen

Director	Goh Yew Lin 50 Raffles Place, #33-00 Singapore Land Tower Singapore 048623	Managing Director G.K. Goh Holdings Limited	Singapore Citizen
Director	Teo Ming Kian 250 North Bridge Road #05-01 Raffles City Tower Singapore 179101	Chairman, Vertex Venture Holdings Ltd	Singapore Citizen
Director	Marcus Wallenberg SE-106 40 Stockholm, Sweden	Chairman Skandinaviska Enskilda Banken, Saab AB and FAM AB	Swedish Citizen
Director	Lien Jown Leam Michael One Raffles Place (formerly known as OUB Centre) #51-00 Singapore 048616	Executive Chairman Wah Hin and Company Private Limited	Singapore Citizen
Director	Wong Yuen Kuai Lucien One Marina Boulevard #28-00 Singapore 018989	Chairman and Senior Partner Allen & Gledhill LLP	Singapore Citizen
Director	Robert Bruce Zoellick c/o 101 Constitution Avenue, NW Suite 1000 East Washington, DC 20001	Chairman, Goldman Sachs International Advisors	United States Citizen
Director	Chin Yoke Choong Bobby c/o 1 Joo Koon Circle #13-01 FairPrice Hub Singapore 629117	Deputy Chairman, NTUC Enterprise Cooperative Limited	Singapore Citizen
Director	Ng Chee Siong Robert 11th -12th Floors, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong	Chairman, Sino Land Company Ltd.	Singapore Citizen/ Hong Kong Permanent Resident
Director	Peter Robert Voser Affolternstrasse 44, 8050 Zurich Switzerland	Chairman, ABB Ltd	Swiss Citizen

Director	Lee Theng Kiat 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Executive Director and CEO, Temasek International Pte. Ltd.	Singapore Citizen
Executive Director & CEO, Temasek Holdings (Private) Limited	Ho Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Executive Director and CEO Temasek Holdings (Private) Limited	Singapore Citizen
President, Joint Head, Investment Group, Joint Head, Portfolio Management Group Joint Head, Singapore, Temasek International Pte. Ltd.	Chia Song Hwee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President, Joint Head, Investment Group, Joint Head, Portfolio Management Group Joint Head, Singapore, Temasek International Pte. Ltd.	Singapore Citizen
President, Temasek International Pte. Ltd.	Gregory L. Curl 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President, Temasek International Pte. Ltd.	United States Citizen
President, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Head, Americas, Temasek International Pte. Ltd.	Dilhan Pillay Sandrasegara 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	President, Joint Head, Enterprise Development Group, Joint Head, Investment Group, Head, Americas, Temasek International Pte. Ltd.	Singapore Citizen

Head, Life Sciences, Temasek International Pte. Ltd.	Syed Fidah Bin Ismail Alsagoff 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Life Sciences, Temasek International Pte. Ltd.	Singapore Citizen
Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.	Michael John Buchanan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Strategy, Senior Managing Director, Portfolio Strategy & Risk Group, Temasek International Pte. Ltd.	Australia Citizen
Joint-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Chan Wai Ching 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint-Head, Corporate Development Group, Head, Organisation & People, Temasek International Pte. Ltd.	Singapore Citizen
Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Cheo Hock Kuan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Sustainability & Stewardship Group, Temasek International Pte. Ltd.	Singapore Citizen
Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Luigi Feola 23 King Street London SW1Y 6QY United Kingdom	Senior Managing Director, Europe, Joint Head, Consumer, Temasek International (Europe) Limited	Italy Citizen
Joint Head, Consumer Head, Real Estate, Joint Head, China, Head, Japan & Korea, Temasek International Pte. Ltd.	Heng Chen Seng David 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint Head, Consumer Head, Real Estate, Joint Head, China, Head, Japan & Korea, Temasek International Pte. Ltd.	Singapore Citize

Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Leong Wai Leng 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Chief Financial Officer, Joint Head, Corporate Development Group, Temasek Holdings (Private) Limited	Singapore Citizen
Joint-Head, Enterprise Development Group, Joint Head, Industrials, Head, Africa & Middle East, Temasek International Pte. Ltd.	Nagi Adel Hamiyeh 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint-Head, Enterprise Development Group, Joint Head, Industrials, Head, Africa & Middle East, Temasek International Pte. Ltd.	Singapore Citizen
Head, Energy & Resources, Head, Australia & New Zealand, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	Neil Garry McGregor 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Energy & Resources, Head, Australia & New Zealand, Senior Managing Director, Enterprise Development Group, Temasek International Pte. Ltd.	New Zealand Citizen
General Counsel, Temasek International Pte. Ltd.	Pek Siok Lan 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	General Counsel Temasek International Pte. Ltd.	Singapore Citizen

Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Png Chin Yee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Financial Services, Senior Managing Director, China, Temasek International Pte. Ltd.	Singapore Citizen
Head, Telecom, Media & Technology, Joint-Head, India, Temasek International Pte. Ltd.	Ravi Mahinder Lambah 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Telecom, Media & Technology, Joint-Head, India, Temasek International Pte. Ltd.	Malta Citizen
Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Rohit Sipahimalani 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint Head, Portfolio Strategy & Risk Group, Joint Head, India, Temasek International Pte. Ltd.	Singapore Citizen
Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Tan Chong Lee 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint Head, Portfolio Management Group, Head, Europe, Head, South East Asia, Temasek International Pte. Ltd.	Singapore Citizen
Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Teo Juet Sim Juliet 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Head, Transportation & Logistics, Senior Managing Director, Portfolio Management, Temasek International Pte. Ltd.	Singapore Citizen

Joint Head, Portfolio Strategy & Risk Group, Joint Head, China Temasek International Pte. Ltd.	Wu Yibing 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891	Joint Head, Portfolio Strategy & Risk Group, Joint Head, China Temasek International Pte. Ltd.	United States Citizen
Senior Managing Director, Europe, Joint-Head, Industrials, Temasek International (Europe) Limited	Benoit Louis Marie Francois Valentin 23 King Street London SW1Y 6QY United Kingdom	Senior Managing Director, Europe, Joint-Head, Industrials, Temasek International (Europe) Limited	France Citizen